FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Berman, Ronald J.		2. Issuer Name and Ticker or Trading Symbol SI Diamond Technology, Inc. (SIDT)					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give Other (specify title below) below)
(Last) (First) (Middle) 3006 Longhorn Blvd., Suite 107		3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Day/Year December 31, 2002
(Street) Austin, TX 78758				5. If Amendment, Date of Original (Month/Day/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)		Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								619,339	D

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day Year)	3A. Deemed Execution Date, if any (Month/Day Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option - Rt to Buy	$0.375	07-29-96						(1)	07-29-06	Common Stock	4,383
Stock Option - Rt to Buy	$0.375	07-28-97						(1)	07-28-07	Common Stock	20,000
Stock Option - Rt to Buy	$0.375	05-11-98						(1)	05-11-08	Common Stock	150,000
Stock Option - Rt to Buy	$0.25	07-27-98						(1)	07-27-08	Common Stock	20,000
Stock Option - Rt to Buy	$0.50	01-11-99						(1)	01-11-09	Common Stock	150,000
Stock Option - Rt to Buy	$1.50	07-26-99						(1)	07-26-09	Common Stock	20,000
Stock Option - Rt to Buy	$1.50	05-08-00						(1)	05-08-10	Common Stock	30,000
Stock Option - Rt to Buy	$1.3438	07-24-00						(1)	07-24-10	Common Stock	20,000
Stock Option - Rt to Buy	$1.00	04-23-01						(1)	04-23-11	Common Stock	30,000
Stock Option - Rt to Buy	$1.00	07-30-01						(1)	07-30-11	Common Stock	20,000
Stock Option - Rt to Buy	$0.34	12-31-02		A		50,000		(1)	07-29-12	Common Stock	50,000		514,383	D

Explanation of Responses: (1) Options are fully vested and exercisable as of the date of this filing.
/s/ Donald T. Locke Donald T. Locke Attorney-in-Fact **Signature of Reporting Person	1/3/03 Date

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure